July 5, 2006

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>
Carnival Corporation
Gerald R. Cahill, Executive Vice President and Chief Financial and Accounting Officer
3655 N.W. 87th Avenue
Miami, Florida 33178

   Re: Carnival Corporation
   Form 10-K for the Year Ended November 30, 2005
   File 001-09610

Dear Mr. Cahill:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              David R. Humphrey
                              Branch Chief-Accountant